Filed Pursuant to Rule 433
Registration No. 333-158446
August 12, 2010
Relating to Preliminary Prospectus Supplement Dated August 9, 2010
PetroQuest Energy, Inc.
Pricing Term Sheet

Issuer:	PetroQuest Energy, Inc. (the “Company”)
Security Description:	Senior Unsecured Notes
Size:	$150,000,000
Gross Proceeds:	$150,000,000
Net Proceeds to Issuer (before expenses):	$146,625,000
Maturity:	September 1, 2017
Coupon:	10%
Price:	100% of face amount
Yield to maturity:	10%
Spread to Benchmark Treasury:	+ 791 basis points
Benchmark Treasury:	UST 2.375% due 07/31/2017
Benchmark Treasury Price and Yield:	2.087% at a price of 101 27/32
Ratings:	Caa1/B
Interest Payment Dates:	March 1 and September 1, commencing March 1, 2011
Redemption Provisions:
First call date:	September 1, 2014
Make-whole call	Prior to September 1, 2014 at a discount rate of Treasury plus 50 basis points
Redemption prices:	Commencing September 1, 2014: 105%
Commencing September 1, 2015: 102.5%
Commencing September 1, 2016 and thereafter: 100%
Redemption with proceeds of equity offering:	Prior to September 1, 2013, up to 35% may be redeemed at 110%
Change of control:	Put @ 101% of principal plus accrued interest
Trade date:	August 12, 2010
Settlement:	T+5; August 19, 2010
CUSIP:	716748AA6
ISIN:	US716748AA63
Bookrunner:	JPMorgan
Co-Managers:	BofA Merrill Lynch
Credit Agricole CIB
Wells Fargo Securities
Credit Suisse
Howard Weil Incorporated
Johnson Rice & Company L.L.C.
Stifel Nicolaus Weisel
Junior Co-Managers:	Capital One Southcoast
Global Hunter Securities
Pritchard Capital Partners, LLC
Simmons & Company International

Certain Modifications to the Preliminary Prospectus Supplement
The following discussion summarizes certain modifications to the specified disclosure contained in the Preliminary Prospectus Supplement. Pursuant to this Pricing Term Sheet, the modifications set forth below are deemed to be included in the Preliminary Prospectus Supplement.
Summary — General
The reference to “179 MMcfe” set forth in the second paragraph on page S-1 of the Preliminary Prospectus Supplement under the heading “Summary — General” is hereby amended by replacing “179 MMcfe” with “179 Bcfe”.
Summary — Summary historical reserve and operating data
The reference to “Natural gas reserves (MMcf)” on the second line of the chart setting forth the summary historical reserve and operating data on page S-12 of the Preliminary Prospectus Supplement is hereby amended by replacing “Natural gas reserves (MMcf)” with “Natural gas reserves (MMcfe)”.
Description of the notes, Certain covenants — Limitations on indebtedness
The reference to “$125.0 million” on the fourth line of subparagraph (b)(1) of the section entitled “Limitation on indebtedness” on page S-46 of the Preliminary Prospectus Supplement is hereby amended by replacing “$125.0 million” with “$100.0 million”.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800 245-8812 or emailing the Syndicate Desk at prospectus@jpmchase.com.